Exhibit 2
British American Tobacco p.l.c. (the “Company”)
12 December 2018

British American Tobacco Announces Board Change

The Company announces that Mr Lionel Nowell, III is retiring from the Board of British American Tobacco p.l.c. with effect from 12 December 2018. Lionel has served as a Non-Executive Director since July 2017 and has been a member of the Audit and Nominations Committees since October 2017.

Commenting on Lionel’s retirement, Chairman, Richard Burrows said: “On behalf of the whole Board I would like to thank Lionel for his excellent contribution to British American Tobacco since the merger with Reynolds American, Inc. in July 2017 and wish him all the best for the future”.

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